UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number 1-13873
A) Full title of the plan and the address of the plan, if different from that of issuer name below:
STEELCASE INC. RETIREMENT PLAN
B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Steelcase Inc.
901 44th Street SE
Grand Rapids, Michigan 49508

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Steelcase Inc. Retirement Plan

Date: July 28, 2006	By:	/s/ James P. Keane
James P. Keane
Senior Vice President,
Chief Financial Officer
Steelcase, Inc.

Steelcase Inc. Retirement Plan
Financial Statements and
Supplemental Schedule
Years Ended February 28, 2006 and 2005

Steelcase Inc. Retirement Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator of Steelcase Inc.
     Retirement Plan
Grand Rapids, Michigan
We have audited the accompanying statements of net assets available for benefits of Steelcase Inc. Retirement Plan (the Plan) as of February 28, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years ended February 28, 2006 and 2005. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2006 and 2005, and changes in net assets available for benefits for the years ended February 28, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits of the Plan’s financial statements were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of and for the year ended February 28, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan Administrator. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
BDO Seidman, LLP
Grand Rapids, Michigan
July 12, 2006

Steelcase Inc. Retirement Plan
Statements of Net Assets Available for Benefits

February 28,	2006	2005

Investments:
Common/collective trust funds	$612,725,261	$671,469,308
Mutual funds	246,038,951	229,825,567
Private investment funds	155,982,772	173,125,202
U.S. government securities	99,930,045	112,762,352
Money market funds	97,508,221	108,793,662
Corporate bonds	35,664,532	33,176,642
Foreign bonds/warrants	619,616	632,032
Contract with insurance company	—	1,809,752
Steelcase Inc. common stock	—	765,993
Participant loans	13,101,916	16,239,014

Total investments	1,261,571,314	1,348,599,524

Cash	53,020	76,382

Accrued investment income	921,080	943,437

Investment transactions pending settlement	(500,931)	7,302,075

Company contribution receivable	15,617,993	15,053,324

Cash surrender value of life insurance
(face amount $60,317,820 and $73,393,547)	14,738,620	16,538,742

Net Assets Available for Benefits	$1,292,401,096	$1,388,513,484

See accompanying notes to financial statements.

Steelcase Inc. Retirement Plan
Statements of Changes in Net Assets Available for Benefits

Year ended February 28,	2006	2005

Additions
Contributions:
Company contributions	$16,744,930	$14,356,956
Participant contributions	19,538,782	18,668,548
Rollovers	290,464	636,824
Investment income (loss):
Net appreciation in market value	74,261,096	56,184,528
Interest on corporate bonds	1,693,670	1,319,338
Dividends from mutual funds	6,938,877	10,601,715
Interest on U.S. government securities	4,804,548	4,964,044
Insurance proceeds	4,057,480	3,652,871
Interest on money market funds	3,438,312	2,122,486
Dividends from common stocks	28,818	4,391
Interest on participant loans	741,444	902,854
Interest on private investment funds	8,451,483	2,874,009
Decrease in cash surrender value of life insurance	(1,800,122)	(1,205,897)

Total Additions	139,189,782	115,082,667

Deductions
Benefits paid to participants	230,808,398	163,795,115
Insurance premiums	707,318	869,876
Administrative expenses	3,786,454	2,919,131

Total Deductions	235,302,170	167,584,122

Net decrease	(96,112,388)	(52,501,455)

Net Assets Available for Benefits, beginning of year	1,388,513,484	1,441,014,939

Net Assets Available for Benefits, end of year	$1,292,401,096	$1,388,513,484

See accompanying notes to financial statements.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

1.	Plan Description	General

The following description of the Plan provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan where participants have accounts in at least one of three account categories: 1) 401(k); 2) Profit-Sharing; and 3) Nondiscretionary. It covers primarily all employees of the North America business unit of Steelcase Inc. (Company) and certain other affiliates, divisions and locations of the Company that participate in the Plan and provides for benefits upon termination of employment, death or disability. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

401(k) — Participants may elect to defer to the Plan, on a pre-tax basis, up to specified maximum amounts of eligible compensation as defined in the Plan. At participating locations, participants may also elect to contribute an amount equal to pre-tax elective deferrals, as selected by the participant, under BenefitSystems, a cafeteria plan established and maintained by the Company. Additionally, participants may contribute amounts representing distributions from other qualified plans.

Certain participating affiliates, divisions and locations may make matching contributions at their discretion on behalf of their participants, at the level and under the conditions determined by them each year.

Profit-Sharing — Contributions are made at the discretion of the Company. For the fiscal 2006 and 2005 plan years, profit-sharing contributions were made at some locations.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

Nondiscretionary — Company contributions are required to be 5% of the eligible compensation of participants at select locations annually. Participants at these select locations become eligible to receive nondiscretionary contributions upon completion of one year of service. For the fiscal 2006 and 2005 plan years, nondiscretionary contributions were made at the select locations.

Participant Accounts

Participants may direct their account to be invested in various investment options offered by the Plan. Earnings, net gains and losses, and administrative expenses are allocated daily to the accounts of participants based on the number of units of each individual investment in the participants’ accounts.

401(k) — Pre-tax elective deferral contributions are allocated to the participants’ accounts on a weekly, bi-weekly or monthly basis. Matching contributions are allocated as soon as administratively feasible. Transfers between investment funds can be made on a daily basis.

Profit-Sharing — Profit-sharing contributions are allocated to the accounts of participants based on the ratio that the eligible compensation of each participant at the location making the contribution bears to the total eligible compensation of all participants at that location. Transfers between investment funds can be made on a daily basis.

Participants at select locations who have been employed by the Company for at least three years may also elect to purchase life insurance from profit-sharing contributions allocated to their account, subject to certain limitations.

Nondiscretionary — Nondiscretionary contributions are allocated to the accounts of participants on behalf of whom those contributions are made. Transfers between investment funds can be made on a daily basis.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

Vesting

401(k) — Pre-tax elective deferrals vest immediately. Matching contributions vest immediately at select locations that currently provide a match.

Profit-Sharing and Nondiscretionary — A participant’s profit-sharing and nondiscretionary vested percentage is determined as follows:

Vested
Years of vesting service	percentage

Less than 3	0%
3 but less than 4	20
4 but less than 5	40
5 but less than 6	60
6 but less than 7	80
7 or more	100

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of the participant’s account, regular installments (not less frequent than annual), a partial distribution, an annuity purchased equal to the value of the participant’s account or a transfer into another qualified retirement plan or IRA. Limited in-service distributions are also available for participants who experience a hardship, as defined in the Plan, or reach age 59 1/2.

Forfeitures

Forfeitures apply to the nonvested portion of profit-sharing and nondiscretionary accounts. Primarily, forfeited amounts are applied to reduce subsequent Company contributions. At February 28, 2006 and 2005, forfeited nonvested accounts totaled $375,994 and $710,652, respectively.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

Participant Loans

Participant loans apply only to 401(k) (including matching), profit-sharing, rollover and post-tax (if any) accounts. Participants may, with the consent of the plan administrator, borrow up to 50% of their vested account balance or $15,000 ($50,000 for loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at 5.0% – 8.5%. The loans are repaid ratably through payroll deductions over a period of four and a half years or less, except that a loan used to purchase the principal residence of the participant may be repaid over a longer term. Interest earned on participant loans is allocated to the respective investment funds in accordance with participant elections for current contributions.

2.	Significant	Basis of Accounting
Accounting
	Policies	The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Concentrations of Risk

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

Investment Valuation

Investments in mutual funds, common/collective trust funds, money market funds, U.S. government securities, corporate bonds, private investment funds, foreign bonds, warrants and common stock are stated at fair value based on quoted market prices. The contract with insurance company is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less any withdrawals. Participant loans are stated at cost, which approximates fair value.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan, as allowed. Administrative expenses primarily include direct billed investment manager fees, legal fees, recordkeeper fees and trustee fees and totaled $3,786,454 and $2,919,131 for the years ended February 28, 2006 and 2005, respectively.

Total direct and indirect investment manager fees were approximately $3.6 million and $5.2 million for the years ended February 28, 2006 and 2005, respectively. Those billed directly are typically from common/collective trust fund investments and recorded as an administrative expense noted above. They totaled approximately $2.4 million and $1.9 million for the years ended February 28, 2006 and 2005, respectively. Investment manager fees billed indirectly to the Plan are typically from mutual fund investments and recorded as an offset in Net Appreciation of Investments. They totaled approximately $1.2 million and $3.3 million for the years ended February 28, 2006 and 2005, respectively.

Due to a shift in the type of investments the Plan was holding from fiscal 2005 to 2006, there was an increase in direct billed investment manager fees and a decrease in indirect investment manager fees for this same period of time.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

Payment of Benefits

Benefits paid to participants are recorded when paid.

Reclassification

Certain amounts in the FY05 financial statements have been reclassified to conform with the FY06 presentation.

3.	Investments	The Board of Directors of the Company through its Compensation Committee, has delegated authority to the Investment Committee (Committee) to set the investment policy for the Plan, review results of plan investments, recommend changes in plan investment options, and oversee asset managers. The Committee is made up of members of the Board of Directors, members of management and plan trustees.

The Profit-Sharing and Nondiscretionary portions of the Plan offer four investment options (Balanced Fund, General Fund, Long-Term Growth Fund and Money Market Fund) to participants. Each of these funds represents several assets in various investment categories, (mutual funds, common/collective trust funds, money market funds, U.S. government securities, corporate bonds, private investment funds, foreign bonds, warrants, common stock and contract with insurance company), that the Company has grouped together into a single investment option. The 401(k) portion of the Plan offers 14 investment options with varying levels of risk to participants.

In November, 2005, Steelcase Inc. stock was eliminated as an investment option for participants of the Plan. As of February 28, 2006, all shares of Steelcase Inc. common stock were eliminated from the Plan.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits:

February 28,	2006		2005

Mutual Funds:
Vanguard Extended Market Index Inst	$71,929,779		$81,199,225
Common/Collective Trust Funds:
Fifth Third Equity Index Fund Commingled	220,093,663		236,813,836
NTGI-QM Collective Daily Aggregate Bond Index Fund	114,171,977		129,336,956
Fifth Third Small/Mid Cap Core Fund	—	*	72,604,389
Fifth Third Short Term Bond Collective Fund	75,576,748		—	*
Private Investment Funds:
Montgomery US Core Fixed Income Fund	127,331,567		143,625,397
Money Market Funds:
Fifth Third Institutional Money Market Fund	97,131,348		107,461,327

*	Below 5% for respective plan year

During the fiscal 2006 and 2005 plan year, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

February 28,	2006	2005

Common/collective trust funds	$58,337,306	$45,988,821
Mutual funds	20,861,302	14,965,338
Private investment funds	(3,144,838)	(2,110,101)
Common stock	172,666	2,780
U.S. Government Securities	(1,297,417)	(2,436,756)
Corporate bonds	(869,223)	(372,549)
Foreign bonds/warrants	(12,048)	(344)
Steelcase Inc. common stock	163,237	18,780
Contract with insurance company	50,111	128,559

Net appreciation in market value	$74,261,096	$56,184,528

Steelcase Inc. Retirement Plan
Notes to Financial Statements

4.	Related Party Transactions	Investments in money market funds and certain mutual funds are managed by Fifth Third Bank, trustee of the Plan. Certain common/collective trust funds are managed by Bank of New York, custodian of the Plan. These transactions qualify as party-in-interest transactions and are exempt under the provisions of Prohibited Transaction Exemption #77-4. The administration and investment manager fees paid by the Plan to the trustee totaled $756,706 for fiscal 2006 and $766,497 for fiscal 2005.

5.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the assets are to be used for the payment of all debts of the Plan and any remaining funds or property are to be vested completely in the participants’ accounts and distributed among them as they become eligible under the provisions of the Plan.

6.	Income Tax Status	The Internal Revenue Service has determined and informed the Company in a letter dated October 21, 2005, that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

7.	Subsequent Events	Effective March 1, 2006, the Plan was amended to make participants employed at Steelcase Design Partnership eligible to receive nondiscretionary contributions under the Plan.

In June 2006 the Compensation Committee of the Board of Directors approved the following changes to the Plan:

Effective July 1, 2006 the ability for participants to purchase life insurance within their accounts in the Plan has been eliminated. The accounts from which funds may be used to pay the premiums due on any life insurance policies purchased prior to July 1, 2006 has been expanded to all accounts.

Steelcase Inc. Retirement Plan
Notes to Financial Statements

Effective July 31, 2006, the Design Tex Fabrics 401(k) Plan (003), the Design Tex Fabrics 401(k) Plan (004) and the J.M. Lynne Co., Inc. 401(k) Profit Sharing Plan and Trust will be merged into the Plan.

Effective February 28, 2007, the Metropolitan Furniture 401(k) Plan, the Custom Cable Industries, Inc. 401(k) Plan and Trust, the Steelcase Inc. Atlanta Division 401(k) Retirement Plan, and the portion of the PolyVision 401(k) Plan attributable to the non-union employees will be merged in to the Plan.

Effective September 1, 2006:

•	For each pay period ending between September 1, 2006 and February 28, 2007 a discretionary matching contribution will be made equal to 50% of the first 2% of compensation each participant employed by the following locations, divisions or affiliates defers under the Plan: (a) Grand Rapids, MI, (b) Steelcase Wood Plan LLC, (c) Athens, AL, (d) City of Industry, CA, (e) Hedberg Data Systems, Inc. (f) Steelcase Development Corporation, (g) Steelcase Financial Services Inc., (h) Office Details Inc., and (i) Steelcase Design Partnership Inc.

•	The requirements participants must satisfy before becoming eligible to share in discretionary and nondiscretionary contributions made to the Plan will be reduced from age 21 and one year of service to age 18 and one hour of service.

•	The vesting schedule which is applicable to matching discretionary and nondiscretionary contributions under the Plan will change to 25% after two years, and an additional 25% each year for the following three years, but providing that all participants will continue to vest in any accounts in which contributions were made or could have been made by the employer under the terms of the Plan (or the plan merging into the Plan in which the employee previously participated) prior to September 1, 2006, in accordance with the prior

Steelcase Inc. Retirement Plan
Notes to Financial Statements

vesting schedule that applied to such account if it is more favorable.

•	Automatic enrollment provision will be added to the Plan.

Effective March 1, 2007:

•	For participants employed by or at the following locations, divisions or affiliates, a discretionary matching contribution in an amount to be determined by the Compensation Committee will be permitted to be made (in place of any matching contributions they are currently making) and they will be eligible to receive nondiscretionary contributions under the Plan: (a) Anderson Desk, Inc., (b) Brayton International, Inc., (c) The Design Tex Group Inc. (non-union employees only), (d) Vecta Contract Division, (e) Metropolitan Furniture Corporation, (f) Custom Cable Industries, Inc., (g) PolyVision Corporation (non-union employees only), and (h) Steelcase Atlanta.

•	The ability to transfer excess benefit dollars under the Steelcase Inc. BenefitSystems Plan to the Plan will be eliminated.

•	The maximum amount a participant may borrow from his or her accounts in the Plan will be increased to the lesser of $50,000 or one-half (1/2) of the participant’s vested account balance, excluding the participant’s money purchase account.

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 38-0819050
Plan Number: 001

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Money Market Funds
*	Fifth Third Prime Money Market Fund Inst	376,872.830	**	$376,873
*	Fifth Third Institutional Money Mkt Fund	97,131,348.070	**	97,131,348

	Total Money Market Funds			97,508,221

	Mutual Funds
	American Beacon Small Cap Value	2,050,694.154	**	44,274,487
	American Funds New Perspective R5	110,995.518	**	3,279,917
	American Funds Growth Fund Of America R5	1,060,820.548	**	33,511,320
	Fidelity Small Cap Retirement	297,241.977	**	5,094,727
	Western Asset Core Plus Bond Inst	1,270,752.414	**	13,203,118
	Templeton Foreign	1,675,214.601	**	22,112,833
	Delaware Pooled Trust	2,554,133.832	**	27,405,856
	Vanguard Extended Market Index Inst	1,982,628.968	**	71,929,779
	Vanguard Windsor II Admiral	440,260.282	**	25,226,914

	Total Mutual Funds			246,038,951

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Common/Collective Trust Funds
	Collective Short Term Invest Fd	1,544,833.390	**	1,544,833
	The Boston Co — Emerging Mkts Equity Fund	772,155.123	**	29,703,691
	Eafe Plus — Jp Morgan Chase Bank	3,323,853.539	**	57,635,620
	Us Real Estate — Jp Morgan Chase Bank	1,082,023.469	**	35,263,164
	Ntgi-Qm Collective Daily Aggregate Bond Index Fund	349,414.792	**	114,171,977
	Vanguard Russell 2000 Growth Index Trust	238,917.149	**	35,010,952
*	Fifth Third Equity Index Fund Collective Fund	1,760,250.120	**	43,724,613
*	Fifth Third Equity Index Fund Commingled	8,644,684.316	**	220,093,663
*	Fifth Third Short Term Bond Collective Fund	7,416,755.497	**	75,576,748

	Total Common/Collective Trust Funds			612,725,261

	Private Investment Funds
	Wells Fargo High Yield Bond Fund	2,687,200.126	**	28,651,205
	Montgomery US Core Fixed Income Fund	12,611,331.283	**	127,331,567

	Total Private Investment Funds			155,982,772

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	U.S. Government Securities
	Federal Home Loan Mtge Corp 7.0000% Due 12/01/14 Issued 01/01/03	1,211,000.000	**	294,377
	Federal Home Loan Mtge Corp 7.0000% Due 03/01/16 Issued 01/01/03	1,362,000.000	**	269,093
	Federal Home Loan Mtge Corp 2.8500% Due 02/23/07 Issued 02/23/04	200,000.000	**	196,000
	Federal Home Loan Mtge Corp 4.0000% Due 05/01/19 Issued 05/01/04	1,000,000.000	**	798,875
	Federal Home Loan Mtge Corp Remic Tr 6.0000% Due 10/15/16 Issued 10/01/01	1,700,000.000	**	1,208,665
	Federal Home Loan Mtge Corp Remic Tr 6.0000% Due 12/15/16 Issued 12/01/01	1,050,000.000	**	718,984
	Federal Home Loan Mtge Corp Remic Tr 6.0000% Due 03/15/17 Issued 03/01/02	300,000.000	**	307,341
	Federal Home Loan Bks 4.5000% Due 11/15/12 Issued 11/22/02	250,000.000	**	244,531
	Federal Home Loan Bks 2.5000% Due 03/15/06 Issued 01/21/03	1,500,000.000	**	1,498,594
	Federal Home Loan Mtge Corp 6.0000% Due 11/15/23 Issued 11/01/93	1,100,000.000	**	1,116,217
	Federal Home Loan Mtge Corp Remic Tr 6.5000% Due 05/15/24 Issued 05/01/94	835,000.000	**	860,320
	Federal Home Loan Mtge Corp Remic Tr 6.0000% Due 11/15/28 Issued 11/01/98	1,175,000.000	**	1,074,684
	Federal Home Loan Bks 4.5000% Due 09/16/13 Issued 09/22/03	2,700,000.000	**	2,628,281
	Federal Home Loan Bks 3.6250% Due 11/14/08 Issued 10/27/03	1,925,000.000	**	1,862,438
	Federal Natl Mtge Assn Pool # 682424 4.0000% Due 07/01/18 Issued 07/01/03	425,000.000	**	289,577
	Federal Home Loan Mtge Corp 7.2200% Due 6/14/06 Issued 06/14/96	1,250,000.000	**	1,258,594
	Federal Home Loan Mtge Corp 5.7500% Due 04/15/08 Issued 04/09/98	380,000.000	**	386,294
	Federal Home Loan Mtge Corp Deb 2.3750% Due 02/15/07 Issued 01/16/04	200,000.000	**	195,250
	Federal Natl Mtge Assn Gtd Remic 6.5000% Due 07/25/23 Issued 08/01/93	550,000.000	**	415,058
	Federal Natl Mtge Assn Gtd 6.5000% Due 04/25/23 Issued 11/01/93	840,000.000	**	576,517
	Federal Natl Mtge Assn Deb 6.3750% Due 06/15/09 Issued 06/08/99	375,000.000	**	391,172

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Federal Natl Mtge Assn 6.6250% Due 09/15/09 Issued 09/01/99	500,000.000	**	527,031
	Federal Natl Mtge Assn 7.2500% Due 01/15/10 Issued 01/14/00	3,000,000.000	**	3,237,188
	Federal Natl Mtge Assn 6.0000% Due 05/15/11 Issued 05/25/01	1,350,000.000	**	1,412,859
	Federal Natl Mtge Assn 3.2500% Due 01/15/08 Issued 01/10/03	250,000.000	**	242,656
	Federal Natl Mtge Assn Remic Tr 5.0000% Due 09/25/16 Issued 01/01/03	800,000.000	**	789,306
	Federal Natl Mtge 4.2500% Due 06/25/21 Issued 05/01/03	1,300,000.000	**	655,986
	Federal Natl Mtge Assn Remic Tr 4.0000% Due 05/25/22 Issued 07/01/03	1,070,000.000	**	620,230
	Federal Home Loan Mtge Corp Remic Tr 5.0000% Due 07/15/14 Issued 01/01/03	1,090,000.000	**	1,086,243
	Federal Home Loan Mtge Corp 5.5000% Due 12/15/13 Issued 03/01/03	1,150,000.000	**	310,044
	Federal Home Loan Mtge Corp 3.5000% Due 12/15/22 Issued 04/01/03	1,140,000.000	**	524,239
	Federal Home Loan Mtge Corp Grp # 2594qd 5.0000% Due 08/15/27 Issued 04/01/03	1,289,000.000	**	1,268,257
	Federal Home Loan Mtge Corp 4.5000% Due 06/15/18 Issued 06/01/03	860,000.000	**	908,085
	Federal Natl Mtge Assn Gtd 4.5000% Due 09/25/18 Issued 08/01/03	1,600,000.000	**	1,284,940
	Federal Natl Mtge Assn Remic Tr 5.0000% Due 12/25/32 Issued 08/01/03	550,000.000	**	536,408
	Federal Home Loan Mtge Corp 4.5000% Due 07/15/18 Issued 07/01/03	860,000.000	**	901,971
	Federal Natl Mtge Assn Gtd 4.0000% Due 05/25/19 Issued 04/01/04	450,000.000	**	404,141
	Federal Natl Mtge Assn Remic Tr 4.5000% Due 08/25/25 Issued 04/01/04	1,050,000.000	**	1,019,167
	Federal Natl Mtge Assn Gtd Remic 3.2500% Due 08/25/25 Issued 04/01/04	550,000.000	**	397,613
	Federal Natl Mtge Assn Pool #4200 4.5000% Due 06/25/19 Issued 05/01/04	1,115,000.000	**	1,048,766
	Federal Natl Mtge Assn 5.5000% Due 07/25/24 Issued 06/01/04	850,000.000	**	856,714
	Federal Natl Mtge Assn Remic Tr 4.0000% Due 10/25/19 Issued 09/01/04	1,100,000.000	**	1,002,552
	Federal Natl Mtge Assn Remic Tr 4.0000% Due 11/25/19 Issued 10/01/01	1,175,000.000	**	1,068,688

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Federal Natl Mtge Assn Gtd 5.0000% Due 12/25/34 Issued 01/01/05	100,000.000	**	90,089
	Federal Natl Mtge Assn Remic Tr 5.0000% Due 03/25/30 Issued 05/01/05	620,000.000	**	608,641
	Federal Natl Mtge Assn Remic Tr 5.5000% Due 08/25/35 Issued 07/01/05	980,000.000	**	976,542
	Federal Home Loan Mtge Corp Remic 5.0000% Due 08/15/22 Issued 08/01/03	1,450,000.000	**	987,697
	Federal Home Loan Mtge Corp 5.0000% Due 11/15/20 Issued 08/01/03	840,000.000	**	827,067
	Federal Home Loan Mtge Corp 5.0000% Due 08/15/26 Issued 08/01/03	1,525,000.000	**	1,519,530
	Federal Home Loan Mtge Corp Remic Tr 4.0000% Due 08/15/18 Issued 08/01/03	800,000.000	**	728,132
	Federal Home Loan Mtge Corp Remic Tr 4.0000% Due 01/15/17 Issued 10/01/03	860,000.000	**	794,106
	Federal Home Loan Mtge Corp Remic Tr 4.0000% Due 09/15/19 Issued 10/01/03	1,125,000.000	**	712,725
	Federal Home Loan Mtge Corp Remic Tr 5.0000% Due 05/15/20 Issued 10/01/03	1,090,000.000	**	1,080,495
	Federal Home Loan Mtge Corp 5.0000% Due 09/15/18 Issued 11/01/03	1,015,000.000	**	1,001,747
	Federal Home Loan Mtge Corp 4.5000% Due 02/15/19 Issued 02/01/04	75,000.000	**	70,920
	Federal Home Loan Mtge Corp Remic 5.0000% Due 02/15/24 Issued 02/01/04	1,010,000.000	**	932,312
	Federal Home Loan Mtge Corp 4.2500% Due 01/15/23 Issued 03/01/04	500,000.000	**	360,752
	Federal Home Loan Mtge Corp 5.0000% Due 05/15/27 Issued 03/01/04	1,450,000.000	**	1,431,423
	Federal Natl Mtge Assn 5.5000% Due 11/25/30 Issued 11/01/05	850,000.000	**	847,877
	Federal Natl Mtge Assn 5.5000% Due 12/25/35 Issued 11/01/05	640,000.000	**	624,083
	Federal Home Loan Mtge Corp 6.5000% Due 11/15/17 Issued 04/01/04	1,050,000.000	**	799,355
	Federal Home Loan Mtge Corp 5.0000% Due 11/15/17 Issued 04/01/04	1,450,000.000	**	1,444,208
	Federal Home Loan Mtge Corp 4.0000% Due 09/15/17 Issued 06/01/04	980,000.000	**	919,716
	Federal Home Loan Mtge Corp 3.9000% Due 01/15/23 Issued 07/01/05	100,000.000	**	90,897
	Federal Home Loan Mtge Corp 5.5000% Due 12/15/33 Issued 10/01/05	800,000.000	**	801,221

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Federal Natl Mtge Assn Pool # 685315 5.5000% Due 02/01/33 Issued 02/01/03	6,500,000.000	**	3,338,763
	Federal Natl Mtge Assn Pool # 721608 4.0000% Due 07/01/18 Issued 06/01/03	1,035,000.000	**	695,801
	Federal Natl Mtge Assn Pool # 726128 4.0000% Due 07/01/18 Issued 07/01/03	635,000.000	**	414,473
	Federal Natl Mtge Assn Pool # 726912 4.0000% Due 08/01/33 Issued 08/01/03	1,175,000.000	**	900,381
	Federal Natl Mtge Assn Pool # 729347 4.0000% Due 07/01/18 Issued 07/01/03	170,000.000	**	116,490
	Federal Natl Mtge Assn Pool # 740462 5.0000% Due 11/01/18 Issued 10/01/03	1,250,000.000	**	878,695
	Federal Natl Mtge Assn Pool # 756216 5.0000% Due 01/01/34 Issued 01/01/04	600,000.000	**	471,464
	Federal Natl Mtge Assn Pool # 766610 4.1820% Due 01/01/34 Issued 02/01/04	150,000.000	**	88,118
	Federal Natl Mtge Assn Pool # 767378 5.5000% Due 03/01/34 Issued 03/01/04	575,000.000	**	450,023
	Federal Natl Mtge Assn Pool # 768005 4.0000% Due 09/01/13 Issued 01/01/04	555,000.000	**	376,537
	Federal Natl Mtge Assn Pool # 773629 5.5000% Due 04/01/34 Issued 03/01/04	700,000.000	**	562,062
	Federal Natl Mtge Assn Pool # 776657 4.5000% Due 06/01/29 Issued 06/01/04	1,010,000.000	**	698,477
	Federal Natl Mtge Assn Pool # 810663 5.0000% Due 01/01/35 Issued 01/01/05	65,000.000	**	60,669
	United States Treasury Bonds 7.5000% Due 11/15/16 Issued 11/15/86	1,700,000.000	**	2,105,008
	United States Treasury Bonds 7.2500% Due 08/15/22 Issued 08/15/92	1,700,000.000	**	2,190,535
	United States Treasury Bonds 6.8750% Due 08/15/25 Issued 08/15/95	1,265,000.000	**	1,614,165
	United States Treasury Bonds 6.6250% Due 02/15/27 Issued 02/15/97	2,150,000.000	**	2,703,289
	United States Treasury Bonds 6.3750% Due 08/15/27 Issued 08/15/97	850,000.000	**	1,043,180
	United States Treasury Notes 6.1250% Due 08/15/07 Issued 08/15/97	150,000.000	**	152,966
	United States Treasury Notes 6.5000% Due 02/15/10 Issued 02/15/00	3,975,000.000	**	4,238,185
	United States Treasury Notes 5.7500% Due 08/15/10 Issued 08/15/00	1,900,000.000	**	1,986,013

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	United States Treasury Notes 5.0000% Due 08/15/11 Issued 08/15/01	1,550,000.000	**	1,579,249
	United States Treasury Notes 3.5000% Due 11/15/06 Issued 11/15/01	950,000.000	**	941,836
	United States Treasury Notes 4.3750% Due 05/15/07 Issued 05/15/02	3,250,000.000	**	3,237,065
	United States Treasury Notes 2.3750% Due 08/15/06 Issued 08/15/03	150,000.000	**	148,424
	United States Treasury Notes 4.2500% Due 08/15/13 Issued 08/15/03	1,550,000.000	**	1,514,521
	United States Treasury Notes 3.1250% Due 09/15/08 Issued 09/15/03	250,000.000	**	240,830
	United States Treasury Notes 2.6250% Due 11/15/06 Issued 11/17/03	250,000.000	**	246,358
	United States Treasury Notes 3.3750% Due 11/15/08 Issued 11/17/03	1,200,000.000	**	1,161,144
	United States Treasury Notes 3.2500% Due 01/15/09 Issued 01/15/04	3,550,000.000	**	3,417,017
	United States Treasury Cpns Componets Ser A Due 08/15/14 Issued 08/01/85	300,000.000	**	202,713
	United States Treasury Notes Secs Stripped Due 11/15/12 Issued 11/15/82	250,000.000	**	184,288
	United States Treasury Notes Secs Stripped Due 11/15/14 Issued 11/15/85	125,000.000	**	83,491
	United States Treasury Stripped Coupons Due 11/15/15 Issued 01/01/86	4,830,000.000	**	3,085,790
	United States Treasury Stripped Coupons Due 11/15/16 Issued 11/15/86	1,000,000.000	**	608,150
	United States Treasury Notes Secs Stripped Due 05/15/16 Issued 09/14/87	3,995,000.000	**	2,489,125
	United States Treasury Notes Secs Stripped Due 05/15/17 Issued 05/15/87	200,000.000	**	118,576
	United States Treasury Secs Stripped Due 02/15/23 Issued 02/15/93	2,750,000.000	**	1,242,698

	Total U.S. Government Securities		**	99,930,045

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Corporate Bonds		**
	Abn Amro Mtge Corp 4.5000% Due 07/25/18 Issued 06/01/03	920,000.000	**	449,894
	At&T Wireless Svcs Inc 7.8750% Due 03/01/11 Issued 09/01/01	145,000.000	**	160,788
	American Airls Pass Thru Tr 7.0240% Due 10/15/09 Issued 10/06/99	85,000.000	**	88,188
	American Express Cr Corp 3.0000% Due 05/16/08 Issued 05/16/03	595,000.000	**	569,296
	American Express Cr Account 4.3500% Due 12/15/11 Issued 06/02/04	790,000.000	**	775,032
	American Gen Fin Corp M/T/N 4.6250% Due 05/15/09 Issued 05/20/04	155,000.000	**	152,794
	Bhp Billiton Fin Usa Ltd 5.0000% Due 12/15/10 Issued 12/12/05	205,000.000	**	203,305
	Banc Amer Fdg Corp 5.5000% Due 10/25/34 Issued 09/01/04	865,000.000	**	630,774
	Banc Amer Fdg Corp 4.1050% Due 03/20/35 Issued 06/01/05	75,000.000	**	64,243
	Banc Amer Coml Mtge Inc 5.1820% Due 09/10/47 Issued 12/01/05	330,000.000	**	327,927
	Banc Amer Mtge Secs Inc 5.7500% Due 08/25/34 Issued 07/01/04	860,000.000	**	855,666
	Bank Amer Corp 6.2500% Due 04/15/12 Issued 04/22/02	575,000.000	**	606,941
	Bank Amer Corp 4.8750% Due 09/15/12 Issued 09/25/02	35,000.000	**	34,435
	Bank Amer Corp 3.8750% Due 01/15/08 Issued 11/26/02	500,000.000	**	489,395
	Bear Stearns Coml Mtge Secs Inc 3.7000% Due 08/13/46 Issued 11/01/04	260,000.000	**	251,962
	Bear Stearns Arm Tr Due 02/25/36	620,000.000	**	620,310
	Bear Stearns Coml Mtge Secs Inc 4.8040% Due 09/11/42 Issued 09/01/05	170,000.000	**	165,394
	Bear Stearns Cos Inc 5.7000% Due 01/15/07 Issued 01/15/02	595,000.000	**	597,743

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Bear Stearns Cos Inc 4.0000% Due 01/31/08 Issued 12/26/02	15,000.000	**	14,699
	Bellsouth Corp 5.2000% Due 09/15/14 Issued 09/13/04	180,000.000	**	177,597
	Bottling Group Llc 5.0000% Due 11/15/13 Issued 11/17/03	325,000.000	**	320,544
	Burlington Northern Santa Fe Corp 6.1250% Due 03/15/09 Issued 03/10/99	140,000.000	**	143,693
	Cit Group Inc M/T/N 6.8750% Due 11/01/09 Issued 11/05/02	20,000.000	**	21,005
	Cit Group Inc Medium Term Sr 4.7500% Due 12/15/10 Issued 12/09/03	525,000.000	**	512,915
	Csx Corp 7.4500% Due 05/01/07 Issued 05/06/97	155,000.000	**	158,669
	Cwabs Inc V/R 4.8506% Due 05/25/36 Issued 12/29/04	1,025,000.000	**	860,553
	Cwalt Inc 5.2500% Due 12/25/18 Issued 01/01/01	100,000.000	**	73,081
	Cwmbs Inc 4.7500% Due 11/25/19 Issued 10/01/04	100,000.000	**	77,756
	Capital One Auto Fin Tr 3.0700% Due 07/15/08 Issued 05/25/04	580,000.000	**	535,837
	Carmax Auto Owner Tr 4.1300% Due 05/15/09 Issued 04/13/05	860,000.000	**	850,753
	Caterpillar Inc 7.2500% Due 09/15/09 Issued 09/17/99	100,000.000	**	106,522
	Caterpillar Finl Svcs Corp 3.4500% Due 01/15/09 Issued 01/16/04	100,000.000	**	95,427
	Citigroup Inc 3.5000% Due 02/01/08 Issued 01/31/03	15,000.000	**	14,577
	Citigroup Inc 5.0000% Due 09/15/14 Issued 09/16/04	790,000.000	**	773,070
	Citicorp Inc MTG SEC Inc 4.7500% Due 01/25/34 Issued 01/01/04	125,000.000	**	71,212
	Comcast Corp New 5.5000% Due 03/15/11 Issued 03/14/03	300,000.000	**	299,199
	Commonwealth Edison Co Deb 6.9500% Due 07/15/18 Issued 07/15/98	70,000.000	**	74,189

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Conoco Funding Co 6.3500% Due 10/15/11 Issued 10/11/01	500,000.000	**	527,350
	Consolidated Edison Co N Y Inc 4.7000% Due 06/15/09 Issued 06/17/04	220,000.000	**	217,276
	Countrywide Home Loans Inc M/T/N 6.6250% Due 05/15/07 Issued 05/17/02	500,000.000	**	502,780
	Countrywide Home Loans Inc 4.0000% Due 03/22/11issued 03/22/04	20,000.000	**	18,706
	Credit Suisse First Boston Usa 6.5000% Due 01/15/12 Issued 01/11/02	400,000.000	**	422,940
	Credit Suisse First Boston Usa 5.7500% Due 04/15/07 Issued 04/08/02	400,000.000	**	402,364
	Credit Suisse Fb Usa Inc 4.7000% Due 06/01/09 Issued 05/27/04	20,000.000	**	19,727
	Deere John Cap Corp Medium 3.6250% Due 05/25/07 Issued 05/28/04	250,000.000	**	245,395
	Dominion Res Inc Va New 8.1250% Due 06/15/10 Issued 06/26/00	235,000.000	**	257,936
	Duke Energy Corp 6.2500% Due 01/15/12 Issued 01/14/02	250,000.000	**	261,220
	Eop Oper Ltd Partnership 6.7500% Due 02/15/12 Issued 02/15/02	160,000.000	**	168,472
	Erp Oper Ltd Partnership 4.7500% Due 06/15/09 Issued 06/04/04	55,000.000	**	54,067
	Fmr Corp 4.7500% Due 03/01/13 Issued 02/27/03	375,000.000	**	364,988
	First Horizon Mtge Passthru Tr 4.5000% Due 09/25/19 Issued05/01/04	1,120,000.000	**	1,052,443
	Fleet Boston Corp 7.3750% Due 12/01/09 Issued 12/06/99	20,000.000	**	21,460
	Ford Cr Auto Owner Tr 2.9300% Due 03/15/08 Issued 05/25/04	865,000.000	**	725,598
	Ford Mtr Cr Co 7.8750% Due 06/15/10 Issued 06/14/00	450,000.000	**	416,192
	Fortune Brands Inc 5.3750% Due 01/15/16 Issued 01/12/06	140,000.000	**	137,419
	General Elec Cap Corp M/T/N 3.5000% Due 05/01/08 Issued 05/02/03	635,000.000	**	615,099

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	General Elec Cap Corp Mtn 2.7500% Due 09/25/06 Issued 09/17/03	525,000.000	**	518,520
	General Elec Cap Corp M/T/N 6.0000% Due 06/15/12 Issued 06/07/02	225,000.000	**	234,328
	General Mtrs Accep Corp 7.2500% Due 03/02/11 Issued 03/02/01	265,000.000	**	242,123
	General Mtrs Accep Corp 6.1250% Due 02/01/07 Issued 02/01/02	120,000.000	**	117,302
	Glaxosmithkline Cap Inc 4.3750% Due 04/15/14 Issued 04/06/04	335,000.000	**	317,936
	Goldman Sachs Inc 6.6000% Due 01/15/12 Issued 01/10/02	960,000.000	**	1,020,144
	Harrahs Oper Inc 8.0000% Due 02/01/11 Issued 01/29/01	135,000.000	**	147,947
	Household Fin Corp 7.0000% Due 05/15/12 Issued 05/22/02	725,000.000	**	784,726
	Household Fin Corp 4.7500% Due 05/15/09 Issued 05/26/04	20,000.000	**	19,716
	International Lease Fin Corp 4.7500% Due 02/15/08 Issued 02/10/03	230,000.000	**	228,652
	International Paper Co 4.0000% Due 04/01/10 Issued 03/18/04	285,000.000	**	268,570
	Keycorp New 7.5000% Due 6/15/06 Issued 06/10/96	210,000.000	**	211,355
	Keycorp Mtn 4.7000% Due 05/21/09 Issued 05/21/04	100,000.000	**	98,764
	Keyspan Gas East 7.8750% Due 02/01/10 Issued 02/01/00	140,000.000	**	152,569
	Kroger Co 7.8000% Due 08/15/07 Issued 08/21/00	185,000.000	**	190,992
	Lehman Brothers Hldgs Inc 4.0000% Due 01/22/08 Issued 01/21/03	20,000.000	**	19,609
	Lehman Brothers Hldgs Inc 3.5000% Due 08/07/08 Issued 07/28/03	500,000.000	**	481,050
	Mastr Adj Rate Mtges Tr 3.8166% Due 12/25/34 Issued 11/01/04	530,000.000	**	419,331
	Mastr Alternative Loan Tr 5.5000% Due 12/25/33 Issued 11/01/03	600,000.000	**	374,539

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Mastr Alternative Loan Tr 5.5000% Due 02/25/34 Issued 01/01/04	465,000.000	**	287,294
	Mastr Alternative Loan Tr 4.5000% Due 09/25/19 Issued 09/01/04	585,000.000	**	481,961
	Merrill Lynch Mtge Tr 4.6740% Due 05/12/43 Issued 06/01/05	530,000.000	**	511,264
	Morgan Stanley 4.2500% Due 05/15/10 Issued 05/07/03	510,000.000	**	489,947
	Morgan Stanley 5.3000% Due 03/01/13 Issued 02/26/03	425,000.000	**	421,847
	Mortgage It Tr 4.8500% Due 02/25/35 Issued 01/19/05	265,000.000	**	206,324
	National City Bk Cleveland 4.6250% Due 05/01/13 Issued 05/08/03	415,000.000	**	398,342
	National Westminster Bk Plc 7.3750% Due 10/01/09 Issued 09/28/99	210,000.000	**	225,374
	Northrop Grumman Corp 7.1250% Due 02/15/11 Issued 02/27/01	135,000.000	**	145,275
	Peco Energy Co 5.9500% Due 11/01/11 Issued 11/01/02	135,000.000	**	139,892
	Onyx Accep Owner Tr 3.0900% Due 09/15/08 Issued 05/27/04	705,000.000	**	386,896
	Pseg Pwr Llc 3.7500% Due 04/01/09 Issued 03/30/04	80,000.000	**	76,383
	Principal Life Income Fundings M/T/N 3.2000% Due 04/01/09 Issued 03/29/04	130,000.000	**	123,496
	Protective Life Secd Trs Secd 4.0000% Due 04/01/11 Issued 04/01/04	300,000.000	**	282,813
	Residential Accredit Loans Inc 4.8638% Due 07/25/35 Issued 06/01/05	65,000.000	**	56,520
	Residential Accredit Loans Inc 5.0000% Due 06/25/34 Issued 06/01/04	499,834.000	**	487,604
	Slm Corp Mtn 5.3750% Due 01/15/13 Issued 12/06/02	165,000.000	**	164,368
	Sempra Energy 4.7500% Due 05/15/09 Issued 05/21/04	85,000.000	**	83,409
	Sprint Cap Corp 7.6250% Due 01/30/11 Issued 01/25/01	250,000.000	**	273,338

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Textron Finl Corp Mtn 4.600% Due 05/03/10 Issued 04/28/05	175,000.000	**	170,660
	Union Pac Corp 6.125% Due 01/15/12 Issued 01/17/02	170,000.000	**	176,686
	United Mexican Sts Mtn 6.6250% Due 03/03/15 Issued 03/03/03	165,000.000	**	178,613
	Verizon Fla Inc 6.1250% Due 01/15/13 Issued 10/01/02	655,000.000	**	661,439
	Wfs Finl 2004-2 Owner Tr 2.8500% Due 09/22/08 Issued 05/27/04	1,100,000.000	**	944,565
	Wachovia Bk Coml Mtge Tr 4.0390% Due 10/15/41 Issued 11/01/04	340,000.000	**	326,821
	Wachovia Corp New 5.6250% Due 12/15/08 Issued 12/21/98	350,000.000	**	354,788
	Wachovia Corp 2nd New 4.8750% Due 02/15/14 Issued 02/06/04	135,000.000	**	130,452
	Washington Mut Inc 4.2000% Due 01/15/10 Issued 12/20/04	360,000.000	**	346,536
	Wells Fargo & Co New 3.5000% Due 4/4/08 Issued 03/25/03	800,000.000	**	775,480
	Wells Fargo & Co New 3.1250% Due 04/01/09 Issued 03/24/04	25,000.000	**	23,585
	Wells Fargo Mtge Backed Secs Due 01/25/35	865,000.000	**	677,604
	Wells Fargo Mtge Backed Secs 5.0000% Due 07/25/19 Issued 06/01/04	725,000.000	**	585,307
	Wells Fargo Mtge Backed Secs 3.5397% Due 09/25/34 Issued 08/01/04	475,000.000	**	454,027
	Xl Cap Ltd 5.2500% Due 09/15/14 Issued 08/23/04	115,000.000	**	110,637

	Total Corporate Bonds			35,664,532

Steelcase Inc. Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

February 28, 2006
		(c)
		Description of
		Investment, Including
	(b)	Maturity Date, Rate		(e)
	Identity of Issuer, Borrower,	of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Foreign Bonds
	Quebec Prov Cda 4.8750% Due 05/05/14 Issued 05/05/04	275,000.000	**	272,209
	Royal Bk Cda Montreal Que 3.8750% Due 05/04/09 Issued 04/29/04	360,000.000	**	347,407

	Total Foreign Bonds			619,616

	Participant Loans
*	Plan Loans - Various Participant notes	5.0% to 8.5%	—	13,101,916

	Total Participant Loans			13,101,916

	Total Investments			1,261,571,314

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm